O L S H A N	PARK AVENUE TOWER ▪ 65 EAST 55TH STREET ▪ NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ▪ FACSIMILE: 212.451.2222

EMAIL: MNEIDELL@OLSHANLAW.COM
DIRECT DIAL: 212.451.2230

January 28, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Andrew D. Mew.
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Idle Media, Inc. (the “Company”)
Item 4.02 Form 8-K (the “Form 8-K”)
Filed January 15, 2013
File No. 0-54736

Dear Mr. Mew:

We acknowledge receipt of the letter of comment dated January 17, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the Company and provide the following response on its behalf.  Our responses are numbered to correspond to your comments.

Item 4.02 Form 8-K filed January 15, 2013

1.	Please revise your disclosure to specifically state you will no longer be consolidating Idle Media, LLC.

The Form 8-K has been amended in response to this comment.

2.
We note you identified accounting errors related to revenue and expense allocation in addition to the consolidation issue related to Idle Media, LLC.  Please provide transparent disclosure clearly explaining the facts and circumstances behind the revenue and expense allocation accounting errors and why your previous accounting did not comply with GAAP.

The Form 8-K has been amended in response to this comment.  As soon as practicable, the Company expects to file an amendment to its Form 10 containing restated audited financial statements from fiscal years 2010 and 2011 and restated unaudited interim financial statements for its second and third quarters of fiscal year 2012, as well as an amendment to its Form 10-Q for the quarterly period ended June 30, 2012 containing restated unaudited interim financial statements for such quarter. The Company expects to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2012 as promptly as practicable thereafter.

January 28, 2013

3.
Your disclosure does not provide qualitative or quantitative insight into the significance of your misstatements.  Please amend your filing to disclose, at least, the amount (s) of the errors or an estimated range of the amount(s) you have discovered to date with the accounts affected that resulted in your determination that your previously filed financial statements should no longer be relied upon.

The Form 8-K has been amended to provide, in tabular format, expected adjustments to balance sheet, statement of operations and cash flow data of the Company as a result of the restatement.

4.	Please advise us and clearly disclose how you intend on resolving the material weaknesses you have identified with respect to your internal controls over financial reporting.

Management is continuing to assess the Company’s internal control over financial reporting and its disclosure controls and procedures, and expects to report material weakness in its internal control over financial reporting through June 30, 2012 due to its failure to analyze the source of its revenues and expenses, resulting in revenues and expenses related to www.datpiff.com and allocable to DatPiff, LLC being recorded instead by Zoeter, LLC.  Subsequent to that date, the Company has created schedules that enable it to accurately track cash receipts by customer, invoice and time period.  The Company’s principal accounting officer reviews invoices produced by the Company to determine the correct revenue-generating entity and confirm that the related revenues are accurately recorded.  Additionally, the Company has transferred ownership of the PayPal account linked to www.datpiff.com from Zoeter, LLC to the Company to ensure that cash receipts are delivered to the appropriate entity.  Management will fully report its conclusion on internal control over financial reporting and disclosure controls and procedures upon completion of the restatement process.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by the Company containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell
Michael R. Neidell

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Current Report on Form 8-K filed by the undersigned on January 15, 2013 (the “Form 8-K”), the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Form 8-K.

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 8-K.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

IDLE MEDIA, INC.

Dated: January 28, 2013	By:	/s/ Raphael P. Haddock
Raphael P. Haddock
Chief Financial Officer